Exhibit 99.1

MAHANAGAR TELEPHONE NIGAM LIMITED
(A GOVERNMENT OF INDIA ENTERPRISE)	MTNL/SECTT/LIMITED REVIEW/09
CORPORATE OFFICE	November 30, 2009

The Secretary, Stock Exchanges Bombay/Delhi/Calcutta/Madras/NSE/NYSE

SUB: Limited Review of Unaudited Financial Results for the quarter ended 30th September 2009.

Dear Sir,

Pursuant to Clause 41 of the Listing Agreement, please find enclosed Limited Review Report of M/s Bansal Sinha & Co., and M/s Goel Garg & Co. Chartered Accountants (Joint Auditors of MTNL)+ relating to Unaudited Financial Results for the 2nd quarter ended 30th September 2009, duly approved by the Board of Directors in its meeting held on 27th November 2009.

During the review process, the variations noticed were as under:-

Increase in other operating Income by Rs. 85.96 million i.e. 51.49% due to over provision of bad and doubtful debts by Rs 54.10 million and Rs. 31.40 million for excess booking of maintenance expenses.

As a result of the above variation the provision for deferred tax credit reduced from Rs. 159.52 million in unaudited results to Rs. 141.59 million in the reviewed results.

The consequential overall impact after review is that the net profit of Rs. 205.84 million has been increased to Rs. 213.02 million.

Thanking you,

Yours faithfully,

(S.R. SAYAL)
COMPANY SECRETARY

Encl: a/a

To
The Board of Directors
Mahanagar Telephone Nigam Limited

1.

We have reviewed the accompanying statement of unaudited financial results of Mahanagar Telephone Nigam Limited for the half year ended 30th September, 2009. This statement is the responsibility of the Company’s Management and has been approved by the Board of Directors/committee of Board of Directors. Our responsibility is to issue a report on these financial statements based on our review.

2.

We conducted our review in accordance with the Standard on Review Engagement (SRE) 2400, Engagements to Review Financial Statements issued by the Institute of Chartered Accountants of India. This standard requires that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and accordingly, we do not express an audit opinion.

3.

Without qualification we draw attention to the Para No. 2 & 3 of the Reviewed quarterly results pertaining to changes in assumptions regarding Dearness Relief and Discounting factor applied for the purpose of acturial valuation for retirement benefits of the employees of the company, the issue being technical, we have relied on the acturial valuation worked out on the basis of last year’s financials and managements perceptions. In view of this we are unable to comment on the adequacy or otherwise of these provisions.

4.

Based on our review conducted as above, nothing has come to our attention other than the observations/matters mentioned in Annexure-I to this report, that causes us to believe that the accompanying statement of unaudited financial results prepared in accordance with applicable accounting standards and other recognised accounting practices and policies has not disclosed the information required to be disclosed in terms of Clause 41 of the Listing Agreement including the manner in which it is to be disclosed, or that it contains any material misstatement.

For Bansal Sinha & Co.	For Goel Garg & Associates
Chartered Accountants	Chartered Accountants

(Ravinder Khullar)	(Ajay Rastogi)
(Partner)	(Partner)
(Mem. No. 82928)	(Mem. No. 84897)

Place: New Delhi
Date: 27th November, 2009

ANNEXURE 1
ANNEXED TO AND FORMING PART OF THE LIMITED REVIEW REPORT
(Referred to in para 3 of our report dated 27th November, 2009)

1.

The company in its unaudited results for the quarter under review, has neither disclosed how the qualification made by the auditors in respect of previous accounting years/periods have been addressed and if the qualifications have not been resolved, the reasons therefore and the steps the company intends to take in such matters, nor it has given the impact of these qualifications on the unaudited quarterly results for the quarter under review, as required under the provisions of clause 41(iv)(c) of the Listing Agreement.

2.

Pending detailed review by the company of the Licensing agreement pertaining to the deduction available from the license fee for Internet Services, the License Fee at Mumbai Unit continued to be provided as per past practice which is inconsistent with that of Delhi. The impact of the same after the uniformity of the treatment in both the units is not ascertainable.

3.	Other income of Rs. 3142.51 million upto the half year ended 30th September, 2009 include Rs. 572.80 million on account of interest receivable on Income Tax refunds on the basis of appeal effects.

4.	All the receivables and payables including amount due/payable to BSNL/DOT, Inter Unit Accounts and bank balances are subject to confirmation, reconciliation and consequent adjustments.

5.

The provision for employees benefits as per Accounting Standard 15 (Revised), Tax expense and depreciation has been made on estimated basis. Pending actual determination of the liability/asset in this regard. The impact of the same on the results of the quarter is not ascertainable.

6.	The impact of AS 28 regarding impairment of assets, if any has not been worked out by the company in the unaudited financial results under review.

7.

One time spectrum fees for 3 G Mobile Services is payable at a price equivalent to highest bid. Pending bidding by the DOT, the provision for the same has been made as per the latest available reserve price.

8.	No provision on account of wage revision has been made by the company. The impact of the same on retirement benefits too has also not been worked out and provided for.

9.	The overall impact of matters referred to in the forgoing paras on the attached financial statements is not ascertainable.

10.	The corresponding previous period figures for the period ended 30th September, 2008 are regrouped and rearranged wherever considered necessary.

For Bansal Sinha & Co.	For Goel Garg & co.
Chartered Accountants	Chartered Accountants

(Ravinder Khullar)	(Ajay Rastogi)
(Partner)	(Partner)
(Mem. No. 82928)	(Mem. No. 84897)

Place: New Delhi
Date: 27th November, 2009

Annexure A

MAHANAGAR TELEPHONE NIGAM LIMITED
(A Govt. of India Enterprise)
Regd. Office: Jeevan Bharti Building, Tower-1, 12th Floor, 124, Connaught Circus, New Delhi-110001

REVIEWED FINANCIAL RESULTS FOR THE THREE MONTHS ENDED 30/09/2009

						(Rs. in Million)

S.No	Particulars	3 Months ended 30/09/2009	Corresponding 3 Months ended 30/09/2008 in the previous year	Year to date figures for Current period ended 30/09/2009	Year to date figures for previous year ended 30/09/2008	Year Ended 31/03/2009

		REVIEWED	REVIEWED	REVIEWED	REVIEWED	AUDITED
1	2	3	4	5	6	7

1	(a) Net Income from Operations	9,571.38	12,009.21	18,912.68	23,198.62	44,559.99
	(b) Other Operating Income	252.89	306.38	437.46	466.50	1,200.31

	Total Income	9,824.27	12,315.59	19,350.13	23,665.12	45,760.30

2	Expenditure
	a. Staff Cost	4,599.66	4,742.10	10,332.27	9,199.70	21,273.96
	b. Revenue Sharing	1,414.04	2,071.09	2,901.15	3,983.30	7,525.73
	c. Licence Fee & Spectrum Charges	1,081.60	1,131.37	2,101.03	2,219.45	4,602.83
	d. Admn./Operative Expenditure	2,016.57	2,508.41	3,943.94	4,522.77	9,462.30
	e. Depreciation	1,774.26	1,791.59	3,526.44	3,571.70	6,988.47

	Total Expenditure	10,886.13	12,244.57	22,804.83	23,496.92	49,853.29

3	Profit from Operations before Other Income, Interest & Exceptional Items (1-2)	(1,061.86)	71.02	(3,454.70)	168.20	(4,092.99)
4	Other Income	1,383.73	1,237.38	3,142.51	2,643.61	6,742.44
5	Profit before Interest & Exceptional Items (3+4)	321.87	1,308.40	(312.19)	2,811.81	2,649.45
6	Interest	0.65	1.10	5.99	9.90	11.53
7	Profit after Interest but before Exceptional Items (5-6)	321.23	1,307.30	(318.18)	2,801.91	2,637.92
8	Exceptional Items	–	–	–		–
9	Profit (+)/Loss(-) from ordinary activities before tax	321.23	1,307.30	(318.18)	2,801.91	2,637.92
10	Tax expense					–
	a. Provision for Taxation	249.80	755.06	298.15	1,576.13	2,266.79
	b. Provision for Deferred Tax	(141.59)	(364.76)	(406.82)	(816.59)	(1,312.20)
11	Net Profit (+)/Loss(-) from ordinary activities after tax	213.02	917.00	(209.51)	2,042.37	1,683.33
12	Extraordinary Items /Period period Adj. (net of tax)	(0.00)	2.07	–	2.07	(433.84)
13	Net Profit (+)/Loss(-) for the period	213.02	914.93	(209.51)	2,040.30	2,117.17
14	Paid up equity share capital (Face value of Rs.10/-each.)	6,300.00	6,300.00	6,300.00	6,300.00	6,300.00
15	Reserves excluding Revaluation Reserves as per balance sheet of previous accounting year					114,293.68
16	Earning Per Share (EPS)
	(a) Basic and Diluted EPS before Extraordinary items for the period	0.34	1.46	(0.33)	3.24	2.67
	(b) Basic and Diluted EPS after Extraordinary items for the period	0.34	1.45	(0.33)	3.24	3.36
17	Public Shareholding
	a) Number of shares	275,627,260	275,627,260	275,627,260	275,627,260	275,627,260
	b) Percentage of shareholding	43.75%	43.75%	43.75%	43.75%	43.75%

Notes:
1	The unaudited financial results have been taken on “record at the meeting of the Board of Directors of the Company held on 30.10.2009.

2

The above results have been finalised considering discounting factor @ 8.75% inaccordance with the yield of Central Government Securities and as certified by the Actuary as compared to discount rate of 8.50% during the year 2008-09.

3	The above results have been finalised considering 0.75% increase in Dearness Relief as against 1.5% which was considered during the year 2008-09.

4	Previous period/year figures have been regrouped/rearranged wherever necessary.

5	The status of investor complaints received and disposed off during this quarter ended on 30/09/2009 is as under:
	Complaints pending at the beginning of the quarter	–
	Complaints received during this quarter	10
	Complaints disposed off during this quarter	10
	Complaints lying unresolved at the end of the quarter	–

For and behalf of the Board

As per report of even date
For Bansal Sinha & Co.	For Goel Garg & Co.	R.S.P. Sinha
Chartered Accountants	Chartered Accountants	Chairman & Managing Director

(Ravinder Khullar)	(Ajay Rastogi)
MNo. 082928	MNo. 084897

Place: New Delhi
Date: 27.11.2009

MAHANAGAR TELEPHONE NIGAM LIMITED
(A Govt. of India Enterprise)
Statement showing the variance between Reviewed & Unaudited results for the 2nd Quarter ended 30.09.2009

					Rs. In Millions

S.No.	Particulars	3 Months ended 30/09/2009	3 Months ended 30/09/2009	VARIANCE

1	2	UNAUDITED 3	REVIEWED 4	Amount 5	% 6

1	(a) Net Income from Operations	9,553.66	9,571.38	17.72	0.19
	(b) Other Operating Income	166.93	252.89	85.96	51.49

	Total Income	9,720.59	9,824.26	103.68	1.07

2	Expenditure
	a. Staff Cost	4,601.09	4,599.66	(1.44)	(0.03)
	b. Revenue Sharing	1,397.81	1,414.04	16.22	1.16
	c. Licence Fee & Spectrum Charges	1,087.14	1,081.60	(5.54)	(0.51)
	d. Admn./Operative Expenditure	1,998.10	2,016.57	18.47	0.92
	e. Depreciation	1,766.33	1,774.26	7.93	0.45
	f. Other Expenditure	–	–	–	–

	Total Expenditure	10,850.49	10,886.13	35.64	0.33

3	Profit from Operations before Other Income, Interest & Exceptional Items (1-2)	(1,129.89)	(1,061.86)	68.04	–
4	Other Income	1,440.72	1,383.73	(56.99)	(3.96)
5	Profit before Interest & Exceptional Items (3+4)	310.83	321.87	11.04	–
6	Interest	0.62	0.65	0.02	3.97
7	Profit after Interest but before Exceptional Items (5-6)	310.21	321.23	11.02	–
8	Exceptional Items	–	–	–	–
9	Profit (+)/Loss(-) from ordinary activities before tax (7+8)	310.21	321.23	11.02	–
10	Tax expense
	a. Provision for Taxation	263.89	249.80	(14.09)	(5.34)
	b. Provision for Deferred Tax	(159.52)	(141.59)	17.93	(11.24)
11	Net Profit (+)/Loss(-) from ordinary activities after tax (9-10)	205.84	213.02	7.18	3.49
12	Extraordinary Items /Period period Adj. (net of tax Expenses)	–	–	–	–
13	Net Profit (+)/Loss(-) for the period (11-12)	205.84	213.02	7.18	3.49

Place: New Delhi	R.S.P. Sinha
Date: 27.11.2009	Chairman & Managing Director